February 27, 2006

Via U.S. mail and facsimile

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C 20549-7010

Re:	Brascan Corporation Form 40-F for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005 File No. 33-97038
Dear Mr. Decker:
Thank you for your letter of December 29, 2005. We have reproduced your questions in this letter and included our responses thereto. Part of our process has included discussions with our external auditors. We look forward to discussing this further with you at your convenience.
Question #1
General
1.	The Division of Investment Management is in the process of reviewing your response to comment 2 in our letter dated October 31, 2005 regarding whether you are an investment company as defined in the Investment Company Act of 1940, as amended. Once the review is complete, we will send you any additional comments.

Response

We have since received your follow up letter and have reviewed the additional comments. We are preparing our response and will submit it separately.

Question #2
23. Difference from United States Generally Accepted Accounting Principles, page 80 of 2004 Annual Report
(a) Income Statement Differences, page 80 of 2004 Annual Report
2.	We note your response to comment 4 in our letter dated October 31, 2005. Specifically, you state that you intend to revise your disclosure to clarify that basic and diluted EPS figures are equally applicable to Class A and Class B shares. However, you do not tell us how you intend to clearly communicate this information to investors. We believe including the two tables and the last paragraph included in your response letter dated December 1, 2005 to this comment will provide sufficient information regarding your calculation of basic and diluted earnings per share in accordance with paragraph 61.d. of SFAS 128. As such, please confirm to us that you will include this information in the footnotes to your audited financial statements in future filings.

Response

At the date of this letter, we have 261,034,397 Class A common shares and 85,120 Class B common shares outstanding. Given that the Class B shares represent less than 0.1% of the total shares outstanding, we respectfully request that the following disclosure be considered as sufficient to demonstrate that both Classes of shares have equal economic attributes, as opposed to the tabular presentation provided to you:

“The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.”
Question #3
3.	We note your response to comment 5 in our letter dated October 31, 2005. Based on your position that it is your stated policy to exercise your option to redeem for cash as opposed to allowing conversion as requested by the holder, please revise your disclosure for your calculation of earnings per share under US GAAP to state that the potential conversion of your Series 10-12 Class A preferred shares have not been included in the calculation of earnings per share under US GAAP, as your policy is to exercise your option to redeem these securities for cash upon request for conversion by the holder. Please provide us with the disclosure you intend to include in future filings.

Response

Our future disclosure for US GAAP earnings per share calculation will include the following policy statement with respect to our Series 10 — 12 Class A preferred shares:

“The Company’s current policy is to redeem the Preferred Shares Series 10, 11, and 12, through the payment of cash in the event that holders of the Preferred Shares exercise their conversion option. As a result, the impact of the conversion of these Preferred Shares has been excluded from the Company’s diluted EPS calculation. However, the Company is not legally obliged to redeem these preferred shares for cash and reserves the right to settle the conversion option in Class A common shares.
Question #4
(c)	Balance Sheet Differences, page 83 of 2004 Annual Report
4.	We note your response to comment 9 in our letter dated October 31, 2005. It remains unclear how you arrived at your conclusions to not bifurcate the embedded instruments in your Series 10-12 and Series 7 Class A preferred shares and to classify as permanent equity your Series 10-12 Class A preferred shares.
For your Series 10-12 Class A preferred shares, it is unclear to us how you arrived at your conclusion for paragraph 12.a. of SFAS 133. Specifically, based on the description of these shares on pages B-12 — B-17 of the 2005 Annual Information Form, it does not appear that these shares participate in dividends with your Class A Limited Voting Shares but rather have fixed cumulative preferential cash dividends with an optional redemption feature, which you have stated it is your policy to use in the case a shareholder were to exercise its option to convert the shares into Class A Limited Voting Shares. Furthermore, the terms of your Series 10-12 Class A preferred shares do not perfectly fit the scenario in paragraph 61.1. of SFAS 133 for securities that are more akin to equity investments.

For both your Series 10-12 and Series 7 Class A preferred shares, it is unclear how you arrived at your conclusion that you meet the scope exception under paragraph 11.a. of SFAS 133. Specifically, your analysis appears to only address the classification of the embedded instrument. Both criteria listed in paragraph 11.a. of SFAS 133 are required to be met to qualify for the scope exception. Furthermore, your analysis of the classification of the embedded instrument as an equity instrument appears to only focus on the option of the holder in terms of the conversion option. Your analysis should include the holder’s option and your options.

As such, please provide us with a comprehensive analysis for your Series 10-12 and 7 Class A preferred shares, including the following:
•	Your analysis as to whether the embedded instrument is considered indexed to your stock.
°	Please refer to paragraph 11.a.(1) of SFAS 133 and EITF 01-6 for guidance.

°	Please ensure your analysis includes all redemption and conversion features of the shares by both you and the holder.
•	Your analysis of the classification of the embedded instrument.

°	Please refer to paragraph 11.a.(2) of SFAS 133 and EITF 01-6 for guidance. Please ensure your analysis of paragraph 8 of EITF 00-19 fully addresses all redemption and conversion options of the shares. Specifically, your previous analysis does not appear to address your ability to redeem the shares at C$25 per share and all unpaid dividends from time to time with notice provided to the holder. Your analysis should fully explain why you believe you fall into the situation selected.

°	If you determine that the embedded instrument is in the situation for “contracts that give the company a choice of net-cash settlement or settlement in its own shares,” then you also need to address paragraphs 12-32 of ETIF 00-19. Please then provide us with your analysis of these paragraphs.

°	Please note that a distribution of your Class A Limited Voting Shares pursuant to a document filed with a securities regulatory agency or stock exchange is not within your control but rather the control of the securities regulatory agency or stock exchange that determines the effectiveness of such document prior to distribution of such shares.
•	If you determine that you do not meet the scope exception of paragraph 11.a. of SFAS 133, please provide us with your detailed analysis of paragraph 12 of SFAS 133 to determine if you need to bifurcate the embedded instrument.
°	For your analysis of paragraph 12.a. of SFAS 133, please refer to paragraph 61.1 of SFAS 133 for guidance. If the terms of the shares do not fit perfectly to the scenario included in paragraph 61.1 of SFAS 133, you need to provide us with a detailed explanation as to how you arrived at your conclusion for this criterion.

°	For paragraph 12.b. of SFAS 133, since preferred stock instruments are not carried at fair value, this criterion will be met.

°	For paragraph 12.c. of SFAS 133, you need to analyze if the embedded instrument would meet the definition of a derivative in paragraphs 6 — 9 of SFAS 133 as a stand alone instrument. Typically, this criterion is met, as conversion options typically meet the net settlement criteria because the option is settled by delivering shares of the company, which can be readily converted into cash. As such, please provide us with a detailed analysis of this criterion, in light of the fact that you state in your response letter that you fail to meet the criterion in this paragraph.
Finally, please provide us with a detailed analysis of how you determined your Series 10-12 Class A preferred shares should not be classified outside of permanent equity under EITF D-98, as revised on September 15, 2005. In addition, please provide us with additional information regarding your adoption of the amendment to CICA handbook section 3861. Specifically, please tell us:
•	The preferred shares that have been reclassified from permanent equity to liabilities, which includes the reclassification of the associated dividends to interest expense.

•	How you determined that these shares are required to be reclassified from permanent equity to liabilities along with the associated dividends to interest expense. Please cite the specific terms of the shares and the corresponding sections of the literature that require the restatement.

•	How you determined such terms of the shares do not also meet the requirements to be classified outside of permanent equity in accordance with SFAS 150, ASR 268 and/or EITF D-98.

If after further analysis you determine that the embedded instrument in your Series 7 and/or Series 10-12 Class A preferred shares requires bifurcation under SFAS 133 and/or you determine that your Series 10-12 Class A preferred shares should be classified as liabilities, please provide us with your revised accounting for these shares and/or embedded instruments. If you do not believe the revision for these shares and/or embedded instruments are material to your consolidated financial statements, please provide us with your detailed SAB 99 analysis of the quantitative and qualitative factors.

Response:

We have provided the following detailed analysis which supports the conclusions we have reached in respect of our Series 10-12 Class A preferred shares. In the following table (Table I), we have summarized all of the key features in the preferred shares Series 10, 11, 12, which we will reference throughout our analysis. Please note that upon further review we can confirm that the Series 7 preferred shares were no longer outstanding on December 31, 2004. No amounts were reflected in the US GAAP balance sheet in respect of these shares however inaccurate disclosure suggested that some remained outstanding at December 31, 2004 and 2003. We will ensure our note disclosure to the financial statements clarifies this fact in future filings.

Key Terms and		Series 10	Series 11	Series 12
Features
1.	Dividends	Fixed cumulative preferential cash dividends	Fixed non cumulative preferential cash dividends	Fixed cumulative preferential cash dividends

2.	Redemption at the option of the Company (Issuer)	On or after September 30, 2008, the Company may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of $25.75 if redeemed before September 30, 2009, of $25.50 if redeemed on or after September 30, 2009 but before September 30, 2010, of $25.25 if redeemed on or after September 30, 2010 but before September 30, 2011, and of $25.00 thereafter plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.	On or after this June 30, 2009, the Company may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of $25.75 if redeemed before June 30, 2010, of $25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of $25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of $25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption.	On or after March 31, 2014 the Company may, at its option, at any time redeem all or any part, of the then outstanding Class A Preference Shares, Series 12, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before March 31, 2015, of $25.75 if redeemed on or after March 31, 2015 but before March 31, 2016, of $25.50 if redeemed on or after March 31, 2016, but before March 31, 2017, of $25.25 if redeemed on or after March 31, 2017, but before March 31, 2018, and of $25.00 thereafter, in each case together with, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Key Terms and		Series 10	Series 11	Series 12
Features
3.	Company’s Conversion Option	Convertible at the option of the Company after September 30, 2008 into a variable number of Class A Limited Voting Shares determined by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion.	Convertible at the option of the Company after June 30, 2009 into a variable number of Class A Limited Voting Shares determined by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion.	Convertible at the option of the Company after March 31, 2014 into a variable number of Class A Limited Voting Shares determined by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion.

4.	Holder’s Conversion Option	On and after March 31, 2012, each Class A Preference Share, Series 10 will be convertible at the option of the holder on the last day of each of March, June, September and December in each year into that number of Class A Limited Voting Shares determined by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion. The Company may, either (i) redeem all or any part of the Class A Preference Shares, Series 10 or (ii) cause the holder of such Class A Preference Shares, Series 10 to sell all or any part of such Class A Preference Shares, Series 10 to another purchaser or purchasers. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase.	On or after December 31, 2013, each Class A Preference Share, Series 11 will be convertible at the option of the holder on the last day of each of March, June, September and December in each year into that number of Class A Limited Voting Shares determined by dividing $25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion. The Company may, either (i) redeem all or any part of the Class A Preference Shares, Series 11 or (ii) cause the holder of such Class A Preference Shares, Series 11 to sell all or any part of such Class A Preference Shares, Series 11 to another purchaser or purchasers. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase.	On or after March 31, 2018, each Class A Preference Share, Series 12 will be convertible at the option of the holder on the last day of each of March, June, September and December in each year into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95%of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion. The Company may, either (i) redeem all or any part of the Class A Preference Shares, Series 12, or (ii) cause the holder of such Class A Preference Shares, Series 12 to sell all or any part of such Class A Preference Shares, Series 12 to another purchaser or purchasers. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase.

5.	Voting	Non Voting, however protective voting rights exist upon failure to pay dividends	Non Voting, however protective voting rights exist upon failure to pay dividends	Non Voting, however protective voting rights exist upon failure to pay dividends

6.	Liquidation, Dissolution, and Winding Up	Entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends. Not entitled to share in any future distribution of assets of the Company. Legally subordinated to Company debt.	Entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends. Not entitled to share in any future distribution of assets of the Company. Legally subordinated to Company debt.	Entitled to payment of an amount equal to $25.00 per share plus accrued and unpaid dividends. Not entitled to share in any future distribution of assets of the Company. Legally subordinated to Company debt.

CLASSIFICATION OF PREFERRED SHARES UNDER US GAAP:
Our analysis of the classification of the preferred shares under SFAS 150, ASR 268 and EITF D-98 has concluded that for US GAAP the preferred shares should be classified as permanent equity and that there are no embedded derivatives which require bifurcation. This conclusion was based on the following analysis:
Are the preferred shares a liability under SFAS 150?
•	Paragraph 9 SFAS 150 states — “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.”

The preferred shares listed in Table I above are only redeemable at the option of the Company are therefore not mandatorily redeemable.

•	Paragraph 11 SFAS 150 states — “A financial instrument, other than an outstanding share, that, at inception (a) embodies an obligation to repurchase the issuers’ equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer’s equity that are to be physically settled or net cash settled.”

The preferred shares listed in Table I above are outstanding shares and accordingly paragraph 11 of SFAS 150 is not applicable.

•	Paragraph 12 SFAS 150 states — “A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
a.	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b.	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).”

The preferred shares being analyzed do not embody an unconditional obligation of the issuer since the redemption and conversion options are conditional upon the either the issuer or the holder’s actions (i.e. it is conditional on a request or decision to redeem or convert). The conditional obligation to settle does not apply to these financial instruments because they are preferred shares, and while there does exist a conditional obligation, this paragraph applies only to “financial instruments other than an outstanding share”.
Conclusion: As the criteria in paragraph 9, 11 and 12 of SFAS 150 have not been met, the preferred shares should not be classified as liabilities under US GAAP.
Should the preferred shares be classified as permanent equity or mezzanine equity in accordance with EITF D-98 and ASR 268?
The presentation of the preferred shares has been considered with respect to the guidance outlined in EITF D-98. EITF D-98 states:
“Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock and derivative instruments that are classified as equity pursuant to Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”
The preferred shares have the following key terms (see above for a more detailed summary of the terms and conditions)
•	Redeemable at the option of the Company for a fixed amount of cash;

•	Convertible at the option of the holder into Class A Limited Voting Shares. The preferred shares are convertible into a fixed number of Class A Limited Voting Shares if the share price is equal to $2.00 or below and into a variable number of common shares equal to a fixed conversion value (where the number of shares is determined based on 95% of a weighted average market price for the shares for the 20 trading days immediately preceding the date fixed for conversion) if the share price exceeds $2.00. Upon the holder giving notice of conversion, the Company has the option to 1) accept the conversion notice and deliver the appropriate number of Class A Limited Voting Shares, 2) redeem the preferred shares for a fixed amount of cash, or 3) require the holder to sell the preferred shares to a third party (identified by the Company) for cash proceeds equal to a fixed amount; and

•	Convertible at the option of the Company into a fixed number of Class A Limited Voting Shares if the share price is equal to $2.00 or below and, if the share price exceeds $2.00, into a variable number of common shares equal to a fixed conversion value (where the number of shares is determined based on 95% of a weighted average market price for the shares for the 20 trading days immediately preceding the date fixed for conversion).
The preferred share redemption features are solely within our control. The stand-alone redemption option can only be triggered by us and is completely within our control. The other issuer redemption option is triggered contingently upon the holder issuing its conversion notice, and although triggered by the holder, as the issuer, we solely hold the right to choose to settle the holder’s conversion option for a fixed value in Canadian dollars. The holder only has control over the exercise of its own conversion option for which it is only entitled to request settlement in Class A Limited Voting Shares. There are no circumstances in which the holder can exercise its conversion option and at its option receive cash or other assets. The only circumstance in which the holder’s conversion option may be settled in cash occurs when the Company decides at its sole discretion to exercise the contingent redemption option. Therefore, we have concluded that there are no events that are not solely within our control which would require settlement in cash or other assets, of the holder conversion option included in the preferred shares.
Based on the analysis outlined above, we have concluded, after analyzing the requirements of EITF D-98 and ASR 268, that the preferred shares are appropriately classified as permanent equity as they are not redeemable at a fixed or determinable date for a fixed or determinable price; they are not redeemable at the option of the holder as the exercise of the redemption features is solely within the control of the Company (Issuer) and the holders can only request the physical delivery of Class A Voting Shares to settle the exercise of the holder’s conversion option; and there are no events outside of our control which would require redemption of these preferred shares.
Although we have concluded that the preferred shares have been appropriately classified as permanent equity under EITF D-98 and ASR 268, we also considered whether there was any other authoritative literature that should also be considered in confirming our conclusion that permanent equity classification is appropriate.
While we believe that the above analysis is sufficient to support our conclusion, for completeness we also considered an SEC speech which provides some relevant guidance relating to the classification of redeemable securities. At the 2000 AICPA National Conference on Current SEC Developments December 4-6, 2000, Dominick J. Ragone III- Professional Accounting Fellow, Office of the Chief Accountant — speech on Classification of Redeemable Securities provided guidance on the application of the guidance in Rule 5-02 of Regulation S-X and the classification of equity securities. His speech provided some examples of features of equity securities and the impact on their presentation. An excerpt from his speech is contained below:
“Example
A company issues preferred stock that is redeemable for common shares upon receipt by the company of a conversion notice from the holders of the preferred securities. The legal agreements state that if the company is unable to fully convert the preferred shares into common stock, it would be required to redeem the securities for cash. That is, if the company does not have enough shares authorized to convert the preferred securities to common stock, the company would be required to deliver cash. Further assume that as of the preferred stock issuance date, there were not enough shares authorized to convert the preferred stock to common stock and that a shareholder meeting would be required to authorize additional shares.
Some believe that because the company has the ability to redeem the preferred securities for common stock, the securities should be classified as permanent equity.
The Staff believes that the requirement to obtain shareholder approval to authorize additional shares is outside of the control of the issuer. The Staff therefore would conclude that because the redemption of the preferred security for cash could be triggered by an event that is outside of the control of the issuer, the preferred securities would be required to classified outside of permanent equity.”
The speech gave two other examples with respect to preferred securities that contained a liquidation preference or cash settlement in the event of a change-in-control. Based on the review of the terms of our preferred shares, there is no liquidation preference or cash settlement feature in the event of a change of control and therefore no further analysis is required and the guidance was not included in the response.
We analyzed the terms of the preferred shares in conjunction with the above guidance. The example requires that there be a sufficient number of authorized and unissued shares outstanding to settle any share settled obligations. The holder’s conversion option requires share settlement. Therefore to determine if permanent equity classification is appropriate, the Company must have sufficient authorized and unissued shares available to settle the holder’s conversion option. Consistent with applicable Canadian securities law, the Company has an unlimited number of authorized and unissued shares outstanding and therefore would have sufficient shares to settle any share settled obligations. These shares could be issued without any further shareholder or regulatory approval and therefore the full settlement of the conversion notice in Class A Limited Voting Shares is within the sole control of the Company. As there is an unlimited number of authorized and unissued shares available to settle the conversion option without any third party approvals, share settlement is within the sole control of the Company and permanent equity classification remains appropriate.
Based the analysis performed when we considered the guidance provided in the SEC speech made by Dominick J. Ragone III at the 2000 AICPA National Conference, we concluded that permanent equity classification remains appropriate.
The Company does not believe that EITF D-98 requires consideration of the detailed guidance of EITF 00-19 paragraphs 12-32 to determine whether permanent equity classification for the shares is appropriate; however, given the current focus on convertible instruments and the detailed nature of the comment, we have analyzed the preferred shares against those criteria for completeness. We understand that some believe that EITF 00-19 should be used as additional interpretive guidance when an instrument has multiple settlement alternatives to assess whether full settlement in shares is “solely within the control of the issuer”. As such, we analyzed the holder’s conversion option against the guidance contained in paragraphs 12 to 32 to evaluate our previous conclusion and concluded that if analysis under EITF 00-19 were required in this circumstance, the preferred shares were appropriately classified as permanent equity

The holder conversion option permits the holder to convert into a variable number of Class A Limited Voting Shares equal to a fixed Canadian dollar value when the Company’s share price is above $2.00 and a fixed number of shares when the share price is at or below $2.00. Due to the differing economics to the holder, we have viewed the holder conversion option as two different options depending on the underlying share price. When the share price is above $2.00, we have viewed the conversion option as being in substance a holder economic redemption option as they are able to obtain a fixed conversion value although they do not have rights to obtain cash. When the share price is at or below $2.00, the holder conversion option is a conventional conversion option. Both options permit the holder to only request settlement in physical shares; however, if EITF 00-19 were to apply, analysis of paragraphs 12-32 needs to be performed to determine if there are any provisions that could require net cash settlement. There are eight criteria outlined in paragraph 12-32 in EITF 00-19 to determine if permanent equity classification is appropriate. They are as follows:
(1)	The contract permits the company to settle in unregistered shares.

(2)	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

(3)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

(4)	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

(5)	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

(6)	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

(7)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

(8)	There is no requirement in the contract to post collateral at any point or for any reason.
We have reviewed the terms of the preferred shares and have concluded that all of the criteria have been met to satisfy permanent equity treatment.

We have reviewed each of the criteria outlined in paragraph 12-32 of EITF 00-19 and have outlined our analysis below:
     (1) The contract permits the company to settle in unregistered shares.
The terms of each Series of preferred shares require the settlement of the holder conversion option, once exercised, to be effected by the issuance of freely tradable Class A Limited Voting Shares (the number of shares to be issued will be determined as described above based on the share price on the conversion date). The issuance of the Class A Limited Voting Shares upon conversion of the preferred shares is exempt under Canadian law from any further prospectus requirements. This concept is comparable to the concept of being able to issue unregistered shares in the United States. There are certain administrative procedures which must be completed in order to finalize the listing of any Class A Limited Voting Shares on the TSX upon a conversion notice. We have consulted our external legal counsel and have concluded that these administrative procedures are solely within our control and primarily relate to filing certain notices with the TSX. We also considered whether the conversion option would permit the holder to obtain cash or other assets if the holder attempted to exercise its option when the Company’s shares were cease-traded or if the Company had ceased to be a Reporting Issuer. In consultation with our external legal counsel, we have concluded that even in those circumstances, the holder could not compel the Company to deliver anything other than shares and as such, the holder would not be able to exercise its conversion option in those circumstances because no freely tradeable Class A Voting Shares would be available to satisfy the option.
Therefore based on the above analysis, the requirements to issue the Class A Limited Voting Shares upon conversion by the preferred shareholders, permits settlement in unregistered shares (does not require a qualification for distribution under a prospectus to be issued) and there are no other substantive rights or approvals that would prevent or preclude the issuance of the securities that are outside of our control.
The preferred shares provide us with the option to choose to settle the holder conversion option for a fixed conversion value in Canadian dollars. Alternatively, providing the share price is above $2.00, we could also issue the number of Class A Limited Voting Shares determined by dividing the fixed conversion value by 95% of the weighted average trading price for the 20 consecutive trading days ending immediately prior to the date fixed for conversion, potentially resulting in a slight premium to the holder in additional physical shares to be issued. We considered whether this premium, in the form of additional shares to be issued over the number shares that would be issued at 100% of the market price imposes a penalty on us if we were to choose physical settlement as contemplated in paragraph 16 of EITF 00-19 which states:
If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

We have concluded that neither settlement alternative includes a penalty as contemplated by EITF 00-19 and therefore we are able to conclude that physical settlement of the holder conversion option is a valid alternative for us to analyze under EITF 00-19 paragraphs 12-32. In reaching that conclusion, we determined that the conversion ratio of 95% was intended to leave the Company in the same economic position as if we had issued shares in the marketplace to generate proceeds equal to the fixed conversion value. As such, we are indifferent to the two alternatives. The use of available cash or the issuance of shares to obtain the equivalent net proceeds are subject to the same cost of capital and capital allocation decision making processes. The average cost to issue common shares in the Canadian marketplace approximates, on average, 5% of the total proceeds from issuance. The Company itself has not issued common shares in the past ten years, but still believes that 5% represents our expected issuance costs and have completed a search to substantiate this assertion. A search of 97 Canadian entities with a similar market capitalization ($1 billion - $25 billion) which issued common shares or common share equivalents in the past five years was performed. The average transaction costs for those entities which had issued common shares or common share equivalents in the past five years was 5.01%. Therefore it is appropriate to conclude that the five percent share premium does not represent a penalty as contemplated under EITF 00-19, but rather the incorporation of reasonable transaction costs that would have otherwise been incurred by us if we had issued equity externally to generate cash proceeds required to cash settle the conversion option. We would be pleased to provide the support at the Staff’s request.
We concluded that it was appropriate to include the impact of costs incurred outside the terms of the preferred shares in this analysis as this is consistent with the concepts of EITF 00-19. Specifically, EITF 00-19 supports the concept of the inclusion of external costs in the analysis such as the costs to an investor of receiving unregistered shares versus registered shares which are external to the actual share contract. Additionally, we analogized to other accounting literature and guidance to determine if that concept existed elsewhere and concluded that other authoritative literature is also supportive of this concept. For example, APB 16: Business Combinations paragraph 74 states:
“The fair value of securities traded in the market is normally more clearly evident than the fair value of an acquired company (paragraph 67). Thus, the quoted market price of an equity security issued to effect a business combination may usually be used to approximate the fair value of an acquired company after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like (paragraph 23). The market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced should be considered in determining the fair value of securities issued.”
As such, we have concluded that satisfaction of the holder conversion notice in Class A Limited Voting Shares is an economically viable alternative to the Company and, in all circumstances the Company is permitted to settle the conversion option in unregistered shares.
(2) The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

We have an unlimited number of authorized and unissued shares approved for issuance and available to settle the contract. Therefore there is nothing that would prevent us from issuing shares in the amount necessary to settle the number of physical shares required to be delivered pursuant to any conversion option. Therefore this criterion has been met.
(3) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
There is an explicit limit on the number of shares to be issued as a result of the $2.00 floor in the conversion option which provides a cap on the number of Class A Limited Voting Shares to be issued. Therefore this criterion has been met.
See the analysis below for the next five items.
(4) There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
(5) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
(6) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
(7) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
(8) There is no requirement in the contract to post collateral at any point or for any reason.
Based on review of the terms of the agreement, there are no cash settlements required to be made under any of the scenarios discussed in the criteria 4-6 above. The preferred shares holders do not have creditor rights and therefore would have rights as a shareholder of the Company. In addition, the Class A Limited Voting Share holders, upon conversion, do not have rights that rank higher than those of shareholder of Class A Limited Voting Shares. All Class A Limited Voting Shareholder have rights that rank parri passu with each other. Finally there is no requirement in the contract to post collateral at any point for any reason.
Conclusion: The preferred shares should be classified as permanent equity under US GAAP.

EMBEDDED FEATURES WITHIN THE PREFERRED SHARES
We identified five separate features contained within the preferred shares which require analysis under SFAS 133. These five features are:
1)	Holder’s fixed conversion option: This feature allows the holder of the option to convert into a fixed number of Class A Limited Voting Shares when the share price is $2.00 and below;

2)	Holder’s economic redemption option: This feature exists within the holder conversion option when the share price is above $2.00 and it provides the holder the right to exchange preferred shares for a fixed conversion value equivalent to the redemption price of $25.00 per share, to be settled at the Company’s option in either in cash or in freely tradeable Class A Limited Voting Shares at 95 % of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion;

3)	Company’s redemption option: This feature provides the Company with the right to redeem the preferred shares after a specified period of time for a specified amount of cash;

4)	Company’s fixed conversion option: This feature allows the Company the option to convert into a fixed number of Class A Limited Voting Shares when the share price is $2.00 and below; and

5)	Company’s economic redemption option: This feature exists within the Company conversion option when the share price is above $2.00 and it provides the Company the right to exchange preferred shares for a fixed conversion value equivalent to the redemption price of $25.00 per share either in cash or in freely tradeable Class A Limited Voting Shares at 95 % of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion. We note that the cash settlement alternative already existed pursuant to our redemption option described in #3 above; therefore the effect of this option is to provide us with a fixed-value share settlement alternative to cash redemption.
The holder’s fixed conversion option and economic redemption option (Embedded derivatives 1 and 2) and the Company’s fixed conversion option and economic redemption option (Embedded derivatives 4 and 5) are each described in the agreements as a single feature for the holder and the Company, respectively; however, economically each feature encompasses two separate rights with different risks and rewards provided to the holder and the Company at different share prices. Therefore for purposes of analyzing the embedded features, we view the two components of each of the holder’s and Company’s conversion options as two separate features providing the holder and the Company with different rights.
We first determined if the embedded features contained in the preferred shares required bifurcation based on the criteria outlined in paragraph 12 of FASB 133 which states:
“Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6—9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:
a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.
b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.
c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6—11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)”
To first understand the application of paragraph 12(a) of SFAS 133, we looked to paragraph 60 of SFAS 133 to provide conceptual guidance. An excerpt from paragraph 60 states, in part:
“If the host contract (the preferred shares) encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument.”
We performed an analysis of the terms and features of the preferred shares to make an assessment of the economic characteristics and risks associated with the preferred shares. Per the characteristics of the preferred shares outlined in Table I, our conclusion is that economically, the preferred shares have characteristics and risks that encompass those of a debt instrument.

The reasons for our conclusion are as follows:

Considerations	Series 10	Series 11	Series 12
FASB 115 Classification	Classified as an equity security under FASB 115 - Equity	Classified as an equity security under FASB 115 - Equity	Classified as an equity security under FASB 115 - Equity

Voting Rights	No voting rights. Protective voting rights exist when dividends are in arrears. Debt	No voting rights. Protective voting rights exist when dividends are in arrears. Debt	No voting rights. Protective voting rights exist when dividends are in arrears. Debt

Dividends	Preferential fixed rate cumulative dividends. Debt	Preferential fixed rate non cumulative dividends. Debt	Preferential fixed rate cumulative dividends. Debt

Redemption Value	Redemption on liquidation, and at the option of the Company at a fixed and guaranteed amount of $25.00. Debt	Redemption on liquidation, and at the option of the Company at a fixed and guaranteed amount of $25.00. Debt	Redemption on liquidation, and at the option of the Company at a fixed and guaranteed amount of $25.00. Debt

Conversion Feature	Conversion feature is only exercisable after specific date and is settled through the issuance of a variable number of shares. Equity	Conversion feature is only exercisable after specific date and is settled through the issuance of a variable number of shares. Equity	Debt Conversion feature is only exercisable after specific date and is settled through the issuance of a variable number of shares. Equity

Stated Maturity	No stated maturity - Equity.	No stated maturity - Equity.	No stated maturity - Equity.

Liquidation Preference	Holder receives a payment of an amount equal to $25.00 per share plus accrued and unpaid dividends. No further entitlement to the residual interests of the Company. - Debt.	Holder receives a payment of an amount equal to $25.00 per share plus accrued and unpaid dividends. No further entitlement to the residual interests of the Company. - Debt.	Holder receives a payment of an amount equal to $25.00 per share plus accrued and unpaid dividends. No further entitlement to the residual interests of the Company. - Debt.
Upon additional analysis, we have changed our original conclusion as communicated in our letter dated December 5, 2005 that the preferred shares were considered to be an equity host which was based primarily on the SFAS 115 classification. Our changed conclusion resulted from considering the weight of the other factors which indicate that the preferred shares are more akin to a debt host. Upon reviewing the terms of the conversion feature, we determined that the probability of the holder’s fixed conversion option being exercised and/or of value to the holder was remote. Therefore, given it is unlikely that the holder will exercise this feature which results in a residual equity interest, less weighting was applied to this feature when assessing the overall nature of the host contract. The holder, through the preferred shares or through any of its features, does not have a residual interest in the Company, unless the share price is below $2.00 per share which, although possible, is an outcome that we consider remote. The holder will always receive a fixed value for its shares, providing the net assets of the Company after settlement of all liabilities are equal to, or in excess of that fixed value. That fixed value that the holder does receive can come in the form of a variable number of common shares delivered, or cash payment if the Company exercises their right to redeem. Additionally, the fixed value ultimately received by the holder is substantially equal to the holder’s initial investment. The holder does not participate in any increase in value of the common equity of the Company either upon redemption, through participating dividends, or in final liquidation. In addition, the holders of the preferred shares receive a fixed rate, preferential dividend — similar to interest on a debt instrument — and have no voting rights, other than limited protective rights, which are features more akin to debt than to equity. The holders of the Series 10 and 12 preferred shares are also entitled to cumulative dividends which is also more akin to debt rather than equity.
Analysis under Paragraph 12(a) of SFAS 133:

Embedded Feature	Paragraph 12(a) — Is the embedded feature clearly and closely related to the host contract?

Holder’s Fixed Conversion Option	No. The holder’s fixed conversion option is an equity option to convert into a fixed number of Class A Limited Voting Shares of the Company. The embedded equity option is not clearly and closely related to the debt host contract being the preferred shares.

Holder’s Economic Redemption Option	Yes. The embedded Holder economic redemption option is in substance a call on the preferred shares where the holder can extract a fixed amount of value for Cdn $25.00 or Class A Limited Voting Shares at 95 % of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion. As the host contract was previously determined to be a debt host, we refer to the guidance in paragraph 61(d) of SFAS 133 which provides guidance on calls and puts in debt instruments. Paragraph 61(d) of FASB 133 states:

“Call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both (1) the debt involves a substantial premium or discount (which is common with zero-coupon bonds) and (2) the put or call option is only contingently exercisable. Thus, if a substantial premium or discount is not involved, embedded calls and puts (including contingent call or put options that are not exercisable unless an event of default occurs) would not be separated from the host contract. However, for contingently exercisable calls and puts to be considered clearly and closely related, they can be indexed only to interest rates or credit risk, not some extraneous event or factor. In contrast, call options (or put options) that do not accelerate the repayment of principal on a debt instrument but instead require a cash settlement that is equal to the price of the option at the date of exercise would not be considered to be clearly and closely related to the debt instrument in which it is embedded and would be separated from the host contract. In certain unusual situations, a put or call option may have been subsequently added to a debt instrument in a manner that causes the investor (creditor) to be exposed to performance risk (default risk) by different parties for the embedded option and the host debt instrument, respectively. In those unusual situations, the embedded option and the host debt instrument are not clearly and closely related.”

Based on that guidance, calls and puts on debt instruments are clearly and closely related to the host contract unless the preferred shares were issued at a substantial discount or premium and the option is only contingently exercisable. The preferred shares were not issued at a substantial discount or premium and therefore, both criteria have not been met. We have concluded that the holder’s economic redemption option is clearly and closely related to the debt host, being the preferred shares. We also have referred to the guidance in DIG No. B16 Embedded Derivatives: Calls and Puts in Debt Instruments when concluding that the holder’s economic redemption option is clearly and closely related to the debt host. That analysis is performed in the table below.

Company’s Redemption Option	Yes. The embedded Company redemption option is in substance a call on the preferred shares which for purposes of the SFAS 133 paragraph 12 analysis are considered to be a debt host. As discussed above the guidance contained in paragraph 61(d) considers calls and puts on debt instruments to be clearly and closely related to the host contract unless the preferred shares were issued at a substantial discount or premium and the option is only contingently exercisable. The preferred shares were not issued at a substantial discount or premium and therefore, as both criteria have not been met we have concluded that the redemption option is clearly and closely related to the debt host, being the preferred shares. We also have referred to the guidance in DIG No. B16 Embedded Derivatives: Calls and Puts in Debt Instruments when concluding that the Company redemption option is clearly and closely related to the debt host. That analysis is performed in the table below.

Company’s Fixed Conversion Option	No. The Company’s fixed conversion option is an equity option to convert into Class A Limited Voting Shares of the Company. The embedded equity option is not clearly and closely related to the debt host contract being the preferred shares.

Company’s Economic Redemption Option	Yes. The embedded Company economic redemption option is in substance a call on the preferred shares where the Company can redeem the preferred shares for a fixed amount of value for Cdn $25.00 or Class A Limited Voting Shares at 95 % of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion. As the host contract was previously determined to be a debt host, we referred to the guidance in paragraph 61(d) of SFAS 133 as documented above which provides guidance on calls and puts in debt instruments. Based on that guidance, calls and puts on debt instruments are clearly and closely related to the host contract unless the preferred shares were issued at a substantial discount or premium and the option is only contingently exercisable. The preferred shares were not issued at a substantial discount or premium and, therefore, both criteria have not been met. We have concluded that the Company economic redemption option is clearly and closely related to the debt host, being the preferred shares. We also have referred to the guidance in DIG No. B16 Embedded Derivatives: Calls and Puts in Debt Instruments when concluding that the Company’s economic redemption option is clearly and closely related to the debt host. That analysis is performed in the table below.
The holder’s economic redemption option, the Company’s redemption option and the Company’s economic redemption option are in substance a call or put in the debt host being analyzed. Therefore we reviewed the guidance contained in DIG No. B16 Embedded Derivatives: Calls and Puts in Debt Instruments in addition to paragraph 61(d) of FASB 133 to determine if these embedded features are clearly and closely related to the debt host, being the preferred shares. DIG No. B16 provides a framework for analyzing the calls and puts in debt instruments. An excerpt from DIG No. B16 states:
“The following four-step decision sequence should be followed in determining whether calls and puts that can accelerate the settlement of debt instruments should be considered to be clearly and closely related to the debt host contract:
Step 1: Is the amount paid upon settlement (also referred to herein as the “payoff”) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.

Step 2: Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract and further analysis under Steps 3 and 4 is not required. If no, then that embedded feature should be analyzed further under Steps 3 and 4 as well as under the provisions of paragraphs 12, 13, and 61(a).
Step 3: Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.
Step 4: Does a contingently exercisable call or put accelerate the repayment of the contractual principal amount? If yes, the call or put is not clearly and closely related to the debt instrument. If not contingently exercisable, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.”
We have analyzed the three redemption features in the preferred shares using the above framework and have also assessed SFAS 133 paragraph 13 to determine if the embedded features are clearly and closely related to the host contract, being the preferred shares.

Embedded	Indexed	Substantial	Contingently	SFAS 133	Embedded
Feature	Payoff?	Discount or	Exercisable?	Paragraph 13	Option Clearly
	(Steps 1 and 2)	Premium?	(Step 4)	Analysis	and Closely
		(Step 3)			Related?
Holder’s Economic Redemption Option	No, the holder’s economic redemption option is based on the redemption price (a fixed dollar amount based on the face value of the preferred shares) plus all accrued and unpaid dividends and five percent premium. Upon redemption, the value that holder will receive will always be fixed and does not vary with changes in an underlying variable. The number of shares to settle the holder’s economic redemption option will vary based on a formula which includes the market price of the Class A Limited Voting Shares; however the value or the payoff to the holder of the redemption option does not change and the value received in Canadian dollars remains fixed. Therefore as the amount paid to the holder of the option does not vary, the payoff is not indexed. See illustration below.	No, the preferred shares were not issued at a discount or a premium.	N/A, as the responses to steps 1, 2 and 3 were no.	There is no contractual method to settle the redemption option where the holder would not recover substantially all of its initial net investment. The holder’s initial investment was $25.00 per share. Upon redemption the holder will always receive at least $25.00 per share.

				There is no possible future interest rate scenario where the holder’s initial rate of return would double on the preferred shares.	Yes, the holder’s economic redemption option is clearly and closely related to the debt host, being the preferred shares.

Embedded	Indexed	Substantial	Contingently	SFAS 133	Embedded
Feature	Payoff?	Discount or	Exercisable?	Paragraph 13	Option Clearly
	(Steps 1 and 2)	Premium?	(Step 4)	Analysis	and Closely
		(Step 3)			Related?
Company’s Redemption Option	No, the Company redemption option is at a fixed value and does not vary with changes in a variable or an index. Therefore as the amount paid to the holder of the option does not vary, the payoff is not indexed.	No, the preferred shares were not issued at a discount or a premium.	N/A, as the responses to steps 1, 2 and 3 were no.	There is no contractual method to settle the redemption option where the holder would not recover substantially all of its initial net investment. The holder’s initial investment was $25.00 per share. Upon redemption the holder will always receive at least $25.00 per share.

				There is no possible future interest rate scenario where the holder’s initial rate of return would double on the preferred shares.	Yes, the Company’s redemption option is clearly and closely related to the debt host, being the preferred shares.

Company’s Economic Redemption Option	No, the Company’s economic redemption option is based on the redemption price (a fixed dollar amount based on the face value of the preferred shares) plus all accrued and unpaid dividends and five percent premium. Upon redemption, the value that holder will receive will always be fixed and does not vary with changes in an underlying variable. The number of shares to settle the Company’s economic redemption option will vary based on a formula which includes the market price of the Class A Limited Voting Shares; however the value or the payoff to the holders of the preferred shares does not change and the value received in Canadian dollars remains fixed. Therefore as the amount paid to the holder of the option does not vary, the payoff is not indexed. See illustration below.	No, the preferred shares were not issued at a discount or a premium.	N/A, as the responses to steps 1, 2 and 3 were no.	There is no contractual method to settle the redemption option where the holder would not recover substantially all of its initial net investment. The holder’s initial investment was $25.00 per share. Upon redemption the holder will always receive at least $25.00 per share.

				There is no possible future interest rate scenario where the holder’s initial rate of return would double on the preferred shares.	Yes, the Company’s economic redemption option is clearly and closely related to the debt host, being the preferred shares.

To demonstrate that the holder and Company economic redemption options do not have an indexed payoff, the following illustrative analysis was performed. This analysis demonstrates under a variety of scenarios where there have been fluctuations in share price, the value that is received by the holder of the preferred shares remains constant and does not vary in response the underlying share price. The number of shares to be delivered in share settlement varies in response to changes in the underlying share price, but the value received by the holder remains constant. As the settlement is not adjusted based on changes in the share price, the holder and Company economic redemption options do not have an indexed payoff.

	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Redemption Price*	$25.00	$25.00	$25.00	$25.00
Current Market Price**	$10.00	$20.00	$50.00	$100.00
95% of the Current Market Price	$9.50	$19.00	$47.50	$95.00
Number of Shares Required in Share Settlement	2.63	1.32	0.53	0.26
Redemption Value in Canadian Dollars	$26.32	$26.32	$26.32	$26.32
Percentage of Redemption Price	105%	105%	105%	105%

*	Assumed no unpaid and accrued dividends.

**	Assumed to represent the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately prior to the date fixed for conversion
Analysis Paragraph 12(b) of SFAS 133:
We acknowledge that the preferred shares (the hybrid instrument) were not remeasured at fair value with changes in fair value recorded through earnings.
Analysis Paragraph 12(c) of SFAS 133

Analysis of the holder and Company fixed conversion options has been performed below. No further analysis of the holder economic redemption option, the Company redemption option or the Company economic redemption option was been performed as they were previously concluded to be clearly and closely related to the host contract.

SFAS 133 Paragraphs 6-11	Holder Fixed Conversion Option	Company’s Fixed Conversion Option

Does it have a notional?	Yes — The number of shares upon conversion can be determined at any point in time.	Yes — The number of shares upon conversion can be determined at any point in time.

Does it have an underlying?	Yes — Underlying Price of the Class A Limited Voting Shares.	Yes — Underlying Price of the Class A Limited Voting Shares.

Was there no or little initial net investment?	Yes — No or little initial net investment.	Yes — No or little initial net investment.

Net Settlement	Yes — Class A Limited Voting Shares are readily convertible to cash given they are publicly traded in the market.	Yes — Class A Limited Voting Shares are readily convertible to cash given they are publicly traded in the market.

Does the instrument meet the definition of a derivative?	Yes	Yes
The conclusion resulting from the paragraph 12 of SFAS 133 for each type of embedded feature is summarized below:

Paragraph 12	Holder's Fixed	Holder	Company	Company's	Company's
Analysis	Conversion	Economic	Redemption	Fixed	Economic
	Option	Redemption	Option	Conversion	Redemption
		Option		Option	Option
12(a) — Not Clearly and Closely Related?	Yes	No	No	Yes	No

12(b) — Not Remeasured through earnings	Yes	N/A	N/A	Yes	N/A

12(c) — Meet the Definition of a Derivative?	Yes	N/A	N/A	Yes	N/A

Have all of the above three criteria been met?	Yes. Therefore the embedded derivative must be bifurcated or further analysis performed.	No. Account for the hybrid contract as one instrument and no bifurcation required.	No. Account for the hybrid contract as one instrument and no bifurcation required.	Yes. Therefore the embedded derivative must be bifurcated or further analysis performed.	No. Account for the hybrid contract as one instrument and no bifurcation required.

Analysis of paragraph 11(a) of SFAS 133:
Given that both the holder and the Company fixed conversion options settle in physical Class A Limited Voting Shares of the Company we reviewed the guidance included in paragraph 11(a) of SFAS 133 to determine if these embedded derivatives would qualify for the issuer scope exemption contained therein.
Paragraph 11(a) of FASB 133 states:
“11. Notwithstanding the conditions of paragraphs 6—10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:
a) Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”
We have reviewed and assessed the holder and the Company fixed conversion option with respect the above criteria as follows:
a.	Is the contract indexed to its own stock?
Both the holder and the Company fixed conversion options are exercisable after a predetermined date and call for delivery of a fixed number of Class A Limited Voting Shares. Since the fixed conversion option is contingent upon the Company’s share price being at or below Cdn $2.00, we looked to EITF 01-6 for guidance. Specifically, to determine if the contract is indexed to its own stock we reviewed the guidance provided in paragraph 5 of EITF 01-6 which states:

“The Task Force reached a consensus on Issue 2 that instruments within the scope of this Issue are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.”

The contingency feature included in the embedded holder and Company fixed conversion options relate to the exercise of these options which is contingent upon the passage of time as well as the Company’s stock price. We do not believe that time should be viewed as an index and therefore do not view the passage of time as a prohibited contingency under paragraph 5. The remaining contingency is based explicitly on the Company’s stock price and therefore we have concluded that the contingency relating to the fixed conversion options is not based on an observable market other than the market for the Company’s common shares. Once the holder exercises the fixed conversion option the settlement of the option is based either on the price of 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for

the 20 consecutive trading days immediately prior to the date fixed for conversion or a fixed Canadian dollar amount neither of which is subject to change based on any external market rates or indices. The only variability present in the settlement amount relates to price of our stock.
Therefore as the fixed conversion option is settled in the Class A Limited Voting Shares of the Company and the criteria in paragraph 5 of EITF 01-6 have been met, we concluded that the fixed conversion option in the preferred shares is indexed to our own stock.
b.	Would the holder and Company fixed conversion options be classified in stockholders’ equity in the statement of financial position?
To determine if the fixed conversion option would be classified in stockholders’ equity in the financial statements, we analyzed the nature of the settlement features of the fixed conversion option. The holder and the Company fixed conversion options contained in the preferred shares require the Company to settle in physical shares. To determine if it was appropriate to classify the holder and Company fixed conversion options in shareholder’s equity, we are required to review the guidance contained in paragraphs 12-32 of EITF 00-19, to determine if equity classification would be appropriate.

We have already provided a detailed analysis of these criteria to reach the conclusion that the preferred shares (the “hybrid instrument”) would be classified in permanent equity. As such, we can also apply the conclusions in that previous analysis to these embedded derivatives to conclude that they are eligible for the paragraph 11(a) exemption in SFAS 133.
The conclusion resulting from the paragraph 11(a) of SFAS 133 for the embedded holder and Company fixed conversion option is summarized below:

Paragraph 11(a) Analysis:	Holder Conversion Option	Company Fixed Conversion
Option
Is the contract indexed to its own stock?	Yes	Yes

Would the fixed conversion option be classified in stockholders’ equity in the statement of financial position?	Yes. Option provides for the Company to settle in shares or cash at its option. Based on the guidance in EITF 00-19, as all of the criteria in paragraph 12-32 have been met, equity classification is appropriate.	Yes. Option provides for the Company to settle in shares or cash at its option. Based on the guidance in EITF 00-19, as all of the criteria in paragraph 12-32 have been met, equity classification is appropriate.

Is the scope exemption applicable?	Yes. Bifurcation is not required.	Yes. Bifurcation is not required.
Conclusion: Based on the analysis above, none of the five embedded options require bifurcation from the preferred shares.

CANADIAN GAAP TREATMENT
For fiscal years commencing after November 1, 2004, the Company was required to adopt with retroactive restatement the requirements of paragraphs 20 and 20A of CICA Handbook Section 3860 for applicable instruments. Previously, financial instruments (including equity) accounted for under these paragraphs would have been considered and presented in permanent equity. Upon adoption of the amendments to CICA Handbook Section 3860 the Company retroactively restated its Canadian GAAP financial statements and reclassified these instruments from equity to liabilities. Our analysis of the classification of the preferred shares under the amended CICA Handbook Section 3860, concluded that the preferred shares should be classified outside of permanent equity and as a liability under Canadian GAAP based on the following:
Section 3860 paragraph 20 states:
“The critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation on one party to the financial instrument (the issuer) either to deliver cash or another financial asset to the other party (the holder) or to exchange another financial instrument with the holder under conditions that are potentially unfavourable to the issuer. When such a contractual obligation exists, that instrument meets the definition of a financial liability regardless of the manner in which the contractual obligation will be settled. A restriction on the ability of the issuer to satisfy an obligation, such as lack of access to foreign currency or the need to obtain approval for payment from a regulatory authority, does not negate the issuer’s obligation or the holder’s right under the instrument.”
Section 3860 paragraph 20A states:
“An entity may have a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity’s own equity instruments, but the entity must, or can, settle the obligation by delivery of its own equity instruments (the number of which depends on the amount of the obligation). Such an obligation is a financial liability of the entity. When the number of an entity’s own shares or other equity instruments required to settle the obligation varies with changes in their fair value so that the total fair value of the equity instruments to be delivered is based solely or predominantly on the amount of the contractual obligation, the counterparty does not hold a residual interest in the entity until it has received the equity instruments. The entity may have to deliver more or fewer of its own equity instruments than would have been the case at the date of entering into the contractual arrangement. Such an obligation is a financial liability of the entity even though the entity must or can settle by delivering its own equity instruments. These financial liabilities are treated as monetary items.”
The above guidance provides that the critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation from the issuer to the holder to exchange a financial instrument (cash or other assets) under conditions that are potentially unfavourable to the issuer. This condition exists under the terms of our preferred shares as we would be required to deliver a fixed value on conversion of the preferred shares into common shares which result in a contractual obligation, even if the underlying value of our common shares was to decrease. This is a potentially unfavourable condition to the Company and therefore the Company’s preferred shares resemble a financial liability versus an equity instrument.
In the case of our preferred shares, as described above, the value exchanged from the Company to the holder in almost all circumstances is a contractually fixed dollar amount (approximately $25.00 per share). The potential scenario where the number of shares would be fixed rather than variable is not the predominant characteristic in the contract and therefore is disregarded for this analysis. Even though the holder can receive common shares, the number of common shares will depend on the market price of the common shares and change as the fair value of the underlying shares change to ensure that the holder receives only a fixed value. A contractual obligation exists even though the preferred shares are not mandatorily redeemable because there is an obligation to deliver a fixed value of shares to the holder when the conditions are potentially unfavourable to the issuer. As a result, for Canadian GAAP, the preferred shares are classified as a liability.
This differs from the current U.S. GAAP literature as FASB 150 in paragraphs 9, 11 and 12 address three scenarios which would result in liability classification. However paragraphs 11 and 12 specifically address and exclude instruments which are an “outstanding share”. The accounting guidance in Canada discusses a contractual obligation which includes an outstanding share as compared to FASB 150, which has similar concepts, but in paragraphs 11 and 12 specifically scopes out outstanding shares. Given our preferred shares represent an outstanding share for U.S. GAAP purposes, a U.S./Canadian GAAP difference results.
Conclusion: The preferred shares should be classified outside of permanent equity as liabilities under Canadian GAAP.
Question #5
(d) Cash Flow Statement Differences, page 85 of 2004 Annual Report
5.	We note your response to comment 10 in our letter dated October 31, 2005. We note your statement that the impact of reclassifying trading securities in 2004 would have been to reclassify $5 million from operating activities in investing activities. Please confirm that the actual reclassification would have been from investing activities to operating activities, or tell us why a reclassification from operating activities to investing activities is appropriate. Please also tell us the amount of your investments classified as trading, available for sale, and held to maturity as of December 31, 2004 and September 30, 2005. Please also tell us the amount of your investments that are held for resale. Finally, please note that we are still evaluating your determination that your funds management business does not meet the definition of an investment company and may have further comment once that evaluation is complete.

Response

We confirm that the actual reclassification of cash inflows relating to trading securities in 2004 would have been to reclassify a net amount of $5 million from investing activities to operating activities (comprised of sales of $27 million less purchases of $22 million).

The carrying value of investments classified as trading, available for sale and held to maturity per SFAS 115 as of December 31, 2004 and September 30, 2005 are as follows:

	Interim [1]	US GAAP
Classification of securities (US$ thousands)	Sept. 30, 2005	Dec. 31, 2004

Trading	$430	$304
Available for sale	4,527	2,932
Held to maturity	55	42
Equity accounted securities	560	—

	$5,572	$3,278

1 Determined by reference to the company’s unaudited interim financial statements and supporting materials which are prepared in accordance with Canadian GAAP and provided under the Multi-Jurisdictional Disclosure System in home country GAAP.
Our investments held for resale per SFAS 102, are those carried at market value in a “Trading” account. We consider all securities classified as Trading to be held for resale per SFAS 102.
* * * *
We appreciate your interest in our financial reporting and trust these responses address your concerns with respect to questions in your letter dated December 29, 2005. Should you have further questions, please address your letter to the undersigned.
Yours very truly,

/s/ Brian D. Lawson
Brian D. Lawson
Managing Partner & Chief Financial Officer